LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2021	zdavis@luselaw.com

June 27, 2024

Via EDGAR

Madeleine Joy Mateo

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549-3561

Re:	EWSB Bancorp, Inc.
Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1
Filed June 24, 2024
File No. 333-277828

Dear Ms. Mateo:

Pursuant to our phone conversation on June 26, 2024, with the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding EWSB Bancorp, Inc.’s (the “Company”) Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”), attached please find a revised version of pages 4 and 20 of the Registration Statement (the “Changed Pages”). The Changed Pages are marked to reflect changes the Company has made to its disclosure to further clarify that, based on the pro forma regulatory capital ratios in the Registration Statement, if the Company fails to raise gross proceeds of approximately $8.1 million in the offering, East Wisconsin Savings Bank’s (the “Bank”) net worth ratio, as defined under Wisconsin law, would continue to be less than the required 6%. As a consequence, the Wisconsin Department of Financial Institutions (the “Department”) could direct the Bank to adhere to a specific written plan established by the Department to correct the deficiency, as well as impose a number of other restrictions on the Bank's operations, including a prohibition on the payment of dividends.

If you have questions regarding the foregoing or require any additional information, please feel free to contact me at zdavis@luselaw.com or (202) 274-2021.

Very truly yours,

Zachary Davis

Enclosures

cc:	Charles D. Schmalz, EWSB Bancorp, Inc.
Kip A. Weissman, Esq.